INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

PRESS RELEASE	March 2, 2017

Invictus MD Closes $16,218,065 Bought Deal Private Placement

Vancouver, BC, March 2, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that it has closed its previously announced bought deal private placement (the "Offering"), with Canaccord Genuity Corp. and Eventus Capital Corp. (collectively, the "Underwriters"), including a portion of the over-allotment option, for aggregate gross proceeds of $16,218,065. A total of 9,829,130 units (the "Units"), including those pursuant to the exercise of the over-allotment option, were issued at a price of $1.65 per Unit.

Each Unit is comprised of one common share and one half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share (a "Warrant Share") until September 2, 2018 at an exercise price of $2.35 per Warrant Share. The Warrants are subject to an acceleration provision that allows the Company to give notice of an earlier expiry date if the Company's daily volume weighted average share price on the Canadian Securities Exchange (or such other stock exchange the Company may be trading on) is greater than $3.75 for 10 consecutive trading days.

Net proceeds from the Offering will be used for expansion plans for the Company’s assets and for general working capital purposes. As compensation, the Underwriters received a commission of 7% of the gross proceeds raised which was paid partly in cash and partly through the issuance of 281,818 Units having the same terms as the Units issued to purchasers. The Company also issued to the Underwriters a total of 688,039. Underwriters’ warrants. Each Underwriters’ warrant is exercisable to acquire one common share at a price of $1.65 until September 2, 2018.

All securities issued or issuable under the Offering are subject to a four-month hold period expiring on July 3, 2017.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

info@invictus-md.com www.invictus-md.com